June 24, 2025

Steven Reinharz
Chief Executive Officer
Artificial Intelligence Technology Solutions Inc.
10800 Galaxie Avenue
Ferndale, MI 48220

        Re: Artificial Intelligence Technology Solutions Inc.
            Registration Statement on Form S-1
            Filed June 18, 2025
            File No. 333-288173
Dear Steven Reinharz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Mitchell Austin at 202-551-3574
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Frederick M. Lehrer